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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                           McCLATCHY NEWSPAPERS, INC.
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                                (Name of Issuer)

                              Class A Common Stock
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                         (Title of Class of Securities)

                                  579489-10-5
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                                 (CUSIP Number)

     Karole Morgan-Prager, Esq.
     General Counsel and Corporate Secretary
     McClatchy Newspapers, Inc.
     2100 Q Street
     P.O. Box 15779
     Sacramento, CA 95852
     Telephone:  (916) 321-1828
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 30, 1996
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                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

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CUSIP No. 579489-10-5                 13D                      Page 2 of 6 Pages

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1.   NAME OF REPORTING PERSON                           Kevin Sorensen McClatchy

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  ###-##-####

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) / /

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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS                                              Not Applicable

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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                  / /

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION                          United States

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  NUMBER OF    7.   SOLE VOTING POWER                                    566,375
   SHARES
               -----------------------------------------------------------------
BENEFICIALLY
  OWNED BY     8.   SHARED VOTING POWER                                      -0-
    EACH
               -----------------------------------------------------------------
  REPORTING
   PERSON      9.   SOLE DISPOSITIVE POWER                               566,375
    WITH
               -----------------------------------------------------------------

               10.  SHARED DISPOSITIVE POWER                                 -0-

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                                    566,375

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                 / /

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11)                                                               7.7%

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14.  TYPE OF REPORTING PERSON                                                 IN

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CUSIP No. 579489-10-5                 13D                      Page 3 of 6 Pages

     Kevin Sorensen McClatchy hereby amends his statement on Schedule 13D filed with the Securities and Exchange Commission on May 26, 1992 (the "Initial Statement") with respect to the Class A common stock, par value $.01 per share (the "Class A Common Stock"), of McClatchy Newspapers, Inc.:

Item 4.   Purpose of the Transaction.
------    --------------------------

     Pursuant to the Will of Charles K. McClatchy, deceased (the "Will"), 2,250,000 shares of the Class B common stock of McClatchy Newspapers, Inc. (the "Class B Common Stock"), each share of which is convertible into one share of Class A Common Stock, were held in a trust. As reported in the Initial State-ment, upon the death of the trust's income beneficiary on May 14, 1992, the trust terminated and 250,000 shares of Class B Common Stock passed pursuant to the terms of the Will to Kevin Sorensen McClatchy.

     Kevin Sorensen McClatchy became the sole beneficial owner of an additional 136,375 shares of Class B Common Stock upon the termination of a trust on December 16, 1993.

     On January 30, 1996, the estate of Charles K. McClatchy distributed through a trust 200,000 shares of Class B Common Stock to Kevin Sorensen McClatchy, beneficiary of the trust.

Item 5.   Interest in Securities of the Issuer.
------    ------------------------------------

     According to the most recently available quarterly report on Form 10-Q of McClatchy Newspapers, Inc., there are 6,829,765 shares of Class A Common Stock issued and outstanding.

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CUSIP No. 579489-10-5                 13D                      Page 4 of 6 Pages

     (a)  Amount beneficially owned by Kevin Sorensen McClatchy:   566,375
          Percent of class:        7.7%

     (b)  The number of shares as to which Kevin Sorensen McClatchy has:

          (i)  Sole power to vote or direct the vote:  566,375 shares;

          (ii)  Shared power to vote or direct the vote:  None;

          (iii)  Sole power to dispose or direct the disposition of:
     566,375 shares;

          (iv)  Shared power to dispose or direct the disposition of:
     None.

     (c) Except as described above, there have been no transactions in shares of the Class A Common Stock of McClatchy Newspapers, Inc. by Kevin Sorensen McClatchy within the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities to which this statement relates.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
------    ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     Except as may be contemplated by that certain Stockholders' Agreement dated as of September 17, 1987, which was described in

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CUSIP No. 579489-10-5                 13D                      Page 5 of 6 Pages

the 1992 proxy statement of McClatchy Newspapers, Inc. and a copy of which has been made publicly available as Exhibit 10.12 to Amendment No. 1 to the Registration Statement on Form S-1 filed by McClatchy Newspapers, Inc. on January 26, 1988 (Registration No. 33-17270), and except for the contracts, arrangements, understandings and relationships described elsewhere in this statement, Kevin Sorensen McClatchy is not a party to any contracts, arrangements, understandings or relationships with respect to any securities of McClatchy Newspapers, Inc., including but not limited to the transfer or voting of any of the securities of McClatchy Newspapers, Inc., finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Materials to be Filed as Exhibits.
------    ---------------------------------

          Exhibit 1      Power of Attorney(*)
          ---------


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     (*)  Previously filed as Exhibit 1 to the Initial Statement.

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CUSIP No. 579489-10-5                 13D                      Page 6 of 6 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 31, 1996.


                               By    /s/ Kevin Sorensen McClatchy
                                  ----------------------------------------------
                                     Kevin Sorensen McClatchy

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